Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces reserve increase at Lincoln General

    TORONTO, Dec. 18 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway" or "Company") today announced that it will report a reserve increase at its Lincoln General ("Lincoln") subsidiary in the fourth quarter.
    Following further review of trends in claims development at its Lincoln subsidiary including the updated indications provided by the Company's external appointed actuary, the Company expects to increase its claims incurred by between $95 million and $125 million during the fourth quarter.
    This estimated reserve increase is attributable to loss trends that have emerged primarily in Lincoln's long-haul trucking and artisan contractors general liability books of business. These trends have caused the Company to reevaluate its methods for estimating claim liabilities at Lincoln. The
Company, in consultation with its actuaries, has decided to rely more heavily on Lincoln's own data and trends rather than industry trends in calculating its estimated loss reserves for these lines of business. As Lincoln's own data for these lines has become more predictable it is appropriate to utilize this information more fully in arriving at the Company's best estimate of Lincoln's unpaid claim liabilities.
    It is expected that the impact of this reserve increase on the Company's net income will be a reduction of between $79 million and $105 million, or approximately $1.41 and $1.87 per share, for the fourth quarter and fiscal year 2007.
    "We are very disappointed to report this further reserve increase at
Lincoln. We have determined, in consultation with our external actuaries, that it is appropriate to increase our estimates for Incurred But Not Reported claims liabilities due to the loss trends on our trucking and contractors liability business," said Shaun Jackson, Executive Vice-President and Chief
Financial Officer. "Despite this significant reserve increase at Lincoln, the performance of our Canadian operations and many of our other U.S. subsidiaries has enabled the Company to maintain a strong capital position. As a result of this increase, we will be in a much improved position as we enter 2008. This adjustment should be considered in the light of the income generated by the
Company's other subsidiaries and from its investment portfolio."

    Forward Looking Statements
    --------------------------
    This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2006 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The securities filings can be accessed on the
Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at
www.sec.gov or through the Company's website at www.kingsway-financial.com.
The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    About the Company
    -----------------
    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S.
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,

U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 17:07e 18-DEC-07